SGM FUNDS™

PROSPECTUS
MAY 1, 2010

SGM HARD ASSET FUND [CUSIP/TICKER]

"Combining Fundamental Value and Socially Responsible Investing"™

"Starting with the Balance Sheet and Finishing with Common Sense"™

Advised by

[Image: Two Headed Eagle™]
SGM Fund Management ™ LLC
1-877-743-7820

TABLE OF CONTENTS

FUND SUMMARY

Investment Objective: The Fund's investment objective is long-term capital growth.

Fees and Expenses of the Fund: The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) (as a % of offering price)	None
Redemption Fee (as % of amount redeemed if held lass than 60 days)	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.50%
Other Expenses	[.]%
Acquired Fund Fees and Expenses	[.]%
Total Annual Fund Operating Expenses	[.]%
Fee Waiver and Reimbursement[(1)]	([.])%
Total Annual Fund Operating Expenses after Fee Waiver and Reimbursement	[.]%

(1) The Fund's adviser has contractually agreed to waive fees and reimburse Fund expenses until at least [April 30, 2011]. This agreement may be terminated by the Fund's Board of Trustees on 60 days written notice to the adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 years	5 Years	10 Years
$[__]	$[__]	$[__]	$[__]

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal period, the Fund's portfolio turnover rate was [__]% of the average value of its portfolio.

Principal **Investment** Strategies: The Fund's investment adviser, SGM Fund Management LLC (the "Adviser") seeks to achieve the Fund's investment objective by investing in a combination of (1) equity securities and (2) fixed income (debt) securities of domestic and foreign "hard asset" issuers and (3) instruments that derive their value from domestic or foreign hard assets using the Adviser's fundamental valuation methodology and environmental, social and corporate governance ("ESG") investing principles. The Fund will not invest in securities selected under a (1) merger, (2) special situations, (3) relative value, (4) distressed, (5) event-driven, (6) multi-strategy, (7) selected specialized credit or (8) absolute return strategy. Under normal conditions, the Fund will invest at least 80% of its assets in hard asset securities. The Fund will not invest 25% or more of its total assets in one foreign country.

The Fund defines hard asset issuers as U.S. and non-U.S. companies or entities that are significantly related to hard assets or hard asset industries and investment companies (excluding money market funds), including open-end and closed-end funds and exchange traded funds ("ETFs") which themselves invest at least 80% of their assets in hard asset issuers. The Fund considers a business or entity to be significantly related to hard assets or a hard asset industry if at least 50% of its assets are in physical assets or it derives at least 50% of its revenue or profit from the exploration, development or production of hard assets or from hard asset industries. Hard assets and hard asset industries include, commodities, energy, industrial metals, natural resources, physical infrastructure, precious metals, real estate and tangible assets. The Fund defines equity securities to include: (i) common stocks, (ii) publicly traded limited partnership interests, (iii) business trust shares, (iv) convertible securities, (v) depositary receipts and (vi) rights and warrants to subscribe for the purchase of such equity securities. The Fund will invest in equity securities without regard to the issuer's market capitalization or country. The Fund will invest in fixed income securities of U.S. and non-U.S. issuers of any maturity that are rated investment grade. The Fund defines debt securities as investment grade credit quality if they are rated BBB- or higher by Standard & Poor's ("S&P") or Baa3 or higher by Moody's Investors Service ("Moody's"), or determined by the Adviser to be of similar quality. The Fund defines instruments that derive their value from hard assets as those which link interest, principal or asset value to the price level of hard assets such as gold, oil or an index of hard asset prices.

Fundamental Valuation

The Fund's Adviser uses a disciplined, fundamental approach to identify and analyze certain attractive characteristics of issuers over many business and economic cycles. The Adviser seeks to focus on some or all of the following characteristics: tangible assets; financial leverage; capital allocation policies; returns on capital; free cash flow yields; industry supply/demand dynamics; operating leverage; competitive position; management; and financial reporting practices. The Adviser seeks to carefully review and analyze corporate, financial and industry information, including the footnotes and fine print.

ESG Principles

When making investment decisions the Adviser will consider environmental, social and corporate governance investing principles. The Adviser believes issuers that are sensitive to environmental, social and corporate governance principles could increase their ability to succeed and prosper in the long-term. Such principles may include an issuer's overall record of ethical business practices; respect for human rights; respect for the rights of indigenous peoples to preserve their cultures; ethical treatment of animals; fair treatment of employees and effective equal-employment opportunity policies; commitment to the community and charitable giving; respect for the environment and positive environmental protection policies; respect for the rights of investors; timely, transparent and balanced disclosure; executive compensation is performance-based and consistent with shareholders interests and active and independent oversight. Based on the Adviser's assessment of a company's ESG record, the Adviser will not invest in issuers that, in the Adviser's opinion, have significant involvement in the production or sale of either addictive products, whose abuse can result in substantial health or safety harm including alcohol, gambling and tobacco; military weapons and firearms; nuclear power; or power generated from or biofuels made from food or feed crops.

The Fund is non-diversified under the Investment Company Act of 1940 Act (the "1940 Act"). This means that under the 1940 Act, there are fewer restrictions as to how much the Fund may invest in the securities of any one issuer when compared to a diversified investment company. Non-diversification is part of the Fund's strategy to focus investments in securities of issuers that the Adviser believes have the most attractive valuation.

In general, the Adviser will seek to purchase hard asset securities at attractive valuations. The Adviser believes an attractive valuation exists when an issuer's securities are trading at a discount to the Adviser's estimation of their fundamental intrinsic value or net asset liquidation value. The Adviser sells securities that no longer meet this valuation criteria or if the issuer no longer meets the Adviser's ESG principles.

Principal Investment Risks: *As with all mutual funds, there is the risk that you could lose money through your investment in the Fund. Many factors affect the Fund's net asset value and performance.*

Convertible Securities Risks. Convertible securities are hybrid securities that have characteristics of both fixed income and equity securities and are subject to risks associated with both fixed income and equity securities.

Environmental, Social and Corporate Governance Investing Risk. Because the Adviser will consider ESG investing principles, this will reduce the number of potential investments available to the Fund and the Fund may not perform as well as unrestricted funds.

ETF and Investment Company Risks. ETFs, mutual funds and closed-end funds are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in other investment companies and may be higher than other mutual funds that invest directly in stocks and bonds. The Fund will also incur brokerage costs when it purchases ETFs and closed-end funds The market value of the ETFs and closed-end funds may differ from their net asset value. Each other investment company and ETF is subject to specific risks, depending on the nature of the fund.

Fixed Income Risks. When the Fund invests in fixed income securities or ETFs and other investment companies that own debt securities, the value of your investment in the Fund will fluctuate with changes in a variety of factors. Typically, a rise in interest rates causes a decline in the value of bonds or bond funds owned by the Fund. The issuer of a fixed income security may not be able to make interest or principal payments when due. Structured debt securities that derive their value from hard assets may be more volatile than other bonds with fixed interest and/or principal payments. In general, these fixed income risks could affect the value of a particular investment by the Fund possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Investing Risk. Foreign investing, including through depositary receipts, involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries.

Hard Asset Investment Strategy Risk. When the Fund invests in issuers that derive a large portion of their revenue or profit (directly or indirectly) from commodities, energy, industrial metals, physical infrastructure, natural resources, precious metals, real estate and tangible assets the Fund may be exposed to risks such as production risks caused by unfavorable weather, animal and plant disease, geologic and environmental factors; and unfavorable changes in government regulation such as tariffs, embargoes or burdensome production rules and restrictions. Additionally, returns from hard assets and hard asset investment strategies may be more volatile than other types or investments and other types of investment strategies.

Management Risk. The Adviser's judgments about the attractiveness, value and potential appreciation of particular security in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. Overall stock market risks may also affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets.

Non-Diversified Risk. As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

Security Risk. The value of the Fund may decrease in response to the activities and financial prospects of individual securities in the Fund's portfolio.

Small Capitalization Risk. Small-capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small-capitalization companies may have limited product lines, markets, and financial resources and may be dependent upon a relatively small management group.

PERFORMANCE
: Because the Fund has less than a full calendar year of investment operations, no performance information is presented for the Fund at this time.   In the future, performance information will be presented in this section of the Prospectus.

Investment Adviser: SGM Fund Management LLC is the Fund's investment adviser.

Portfolio Manager: Steven G. Mandis has been the portfolio manager responsible for the day-to-day investment management of the Fund since its commenced operations in February 2009. Mr. Mandis is founder, President, Chief Compliance Officer and Chief Investment Officer of the Adviser.

Purchase and Sale of Fund Shares: You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open for trading by written request or telephone. The minimum initial investment is $2,500 for all account types. Subsequent investments must be at least $1,000 for all account types.

Tax Information: Dividends and capital gain distributions you receive from the Fund, whether you reinvest your distributions in additional Fund shares or receive them in cash, are taxable to you at either ordinary income or capital gains tax rates unless you are investing through a tax-deferred plan such as an IRA or 401(k) plan.

Payments to Broker-Dealers and Other Financial Intermediaries: If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RELATED RISKS

Investment Objective

The Fund's investment objective is long-term capital growth. The Fund's investment objective may be changed by the Fund's Board of Trustees upon 60 days written notice to shareholders.

Principal Investment Strategies

The Fund's investment adviser, SGM Fund Management LLC (the "Adviser") seeks to achieve the Fund's investment objective by investing in a combination of (1) equity securities and (2) fixed income securities of domestic and foreign "hard asset" issuers and (3) instruments that derive their value from domestic or foreign hard assets using the Adviser's fundamental valuation methodology and environmental, social and corporate governance ("ESG") investing principles. The Fund will not invest in securities selected under a (1) merger, (2) special situations, (3) relative value, (4) distressed, (5) event-driven, (6) multi-strategy, (7) selected specialized credit or (8) absolute return strategy. Under normal conditions, the Fund will invest at least 80% of its assets in hard asset securities. The Fund will not invest 25% or more of its total assets in one foreign country. The Fund's 80% investment policy may be changed by the Fund's Board of Trustees upon 60 days written notice to shareholders.

The Fund defines hard asset issuers as U.S. and non-U.S. companies or entities that are significantly related to hard assets or hard asset industries and investment companies (excluding money market funds), including open-end and closed-end funds and exchange traded funds ("ETFs") which themselves invest at least 80% of their assets in hard asset issuers. The Fund considers a business or entity to be significantly related to hard assets or a hard asset industry if at least 50% of its assets are in physical assets or it derives at least 50% of its revenue or profit from the exploration, development or production of hard assets or from hard asset industries. Hard assets and hard asset industries include, commodities, energy, industrial metals, natural resources, physical infrastructure, precious metals, real estate and tangible assets. The Fund defines equity securities to include: (i) common stocks, (ii) publicly traded limited partnership interests, (iii) business trust shares, (iv) convertible securities, (v) depositary receipts and (vi) rights and warrants to subscribe for the purchase of such equity securities. The Fund will invest in equity securities without regard to the issuer's market capitalization or country. The Fund will invest in corporate debt and fixed income securities of U.S. and non-U.S. issuers of any maturity that are rated investment grade. The Fund defines debt securities as investment grade credit quality if they are rated BBB- or higher by Standard & Poor's ("S&P") or Baa3 or higher by Moody's Investors Service ("Moody's"), or determined by the Adviser to be of similar quality. The Fund defines instruments that derive their value from hard assets as those which link interest, principal or asset value to the price level of hard assets such as gold, oil or an index of hard asset prices.

Fundamental Valuation

The Fund's Adviser uses a disciplined, fundamental approach to identify and analyze certain attractive characteristics of issuers over many business and economic cycles. The Adviser seeks to focus on some or all of the following characteristics: tangible assets; financial leverage; capital allocation policies; returns on capital; free cash flow yields; industry supply/demand dynamics; operating leverage; competitive position; management; and financial reporting practices. The Adviser seeks to carefully review and analyze corporate, financial and industry information, including the footnotes and fine print. The Adviser applies fundamental value techniques to operating companies and to instruments that derive their value from a link to hard assets such as gold, oil or an index of hard asset prices.

Structured Notes. The Fund may seek investment exposure to certain hard asset sectors through structured notes that may be exchange traded or trade in the over the counter market. These notes are typically issued by banks or brokerage firms, and have interest and/or principal payments which are linked to changes in the price level of certain hard assets or to the price performance of certain hard asset equity sectors or indices. Typically, a structured note will link the level of its interest and or principal to a contract which provides for one-to-one payouts or value changes with respect to the change in the underlying reference hard asset, such as the price of gold. However, such contracts may also provide for a leveraged (higher that one-to-one) or inverse (opposite the price change of the underlying reference hard asset) payout. Structured notes are subject to specialized risks. The value of a structured note may be influenced by time to maturity, level of supply and demand for this type of note, interest rate and commodity market volatility, changes in the issuer's credit quality rating, and economic, legal, political, or geographic events that affect the referenced commodity. In addition, there may be a lag between a change in the value of the underlying reference asset and the value of the structured note. The Fund may also be exposed to increased transaction costs when it seeks to sell such notes in the secondary market. The Fund will invest in structured notes only if the issuer has an A or higher credit rating from Moody's or S&P. Structured notes that provide for an inverse payout will be used for hedging purposes only and will not be treated as a "hard asset" investment for purposes of the Fund's policy of investing at least 80% of its assets in hard assets.

ETFs. The Fund may seek investment exposure to certain hard asset sectors through ETFs. The ETFs the Fund will buy typically hold a portfolio of securities or contracts designed to track a particular hard asset market segment or index. Such tracking of a hard asset market segment or index may be on a one-to-one, leveraged or even inverse basis. Additionally, the ETFs in which the Fund invests may hold a combination of equity securities, structured notes and derivatives such as swaps, options and futures based upon or linked to hard asset issuers, indices or hard asset price levels. The Fund could also purchase an ETF to temporarily gain exposure to a portion of the U.S. or foreign market while awaiting an opportunity to purchase securities directly. The risks of owning an ETF generally reflect the risks of owning the underlying securities or indices they are designed to track, although lack of liquidity in an ETF could result in it being more volatile than the underlying portfolio of securities or indices and ETFs have management fees that increase their costs versus the costs of owning the underlying securities or contracts directly. ETFs in which the Fund might invest include, among others : SPDR® Gold Trust or Market Vectors-Gold Miners ETF. ETFS that provide for an inverse payout will be used for hedging purposes only and will not be treated as a "hard asset" investment for purposes of the Fund's policy of investing at least 80% of its assets in hard assets.

The Fund has no limitations on sector or geography. The Fund may invest, without limitation, in any one or more hard asset sectors and is not required to invest a minimum portion of its assets in any one hard asset sector. The Fund will not invest 25% or more of its total assets in one country outside the United States. If a percentage restriction described in this Prospectus is adhered to at the time of investment, a later increase or decrease in percentage resulting from change in values of portfolio securities or amount of net assets will not be considered a violation of the foregoing restrictions.

ESG Principles

Environmental, Social and Governance Principles. The Adviser seeks to fulfill the Fund's environmental, social and governance ("ESG") investing principles primarily through the use of both negative and affirmative screens. To achieve its social investing goals, the Adviser seeks to screen out companies it believes have significant percentage of sales and involvement in the production or sale of either addictive products, whose abuse can result in substantial health or safety harm including alcohol, gambling and tobacco; military weapons and firearms; or nuclear power. To achieve its environmental investment goals, the Adviser seeks to screen out companies that it believes have significant percentage of sales and involvement in the generation or sale of power from food or feed crops, or make biofuels from consumable food or feed crops. To achieve its corporate governance investing goals, the Adviser seeks to invest in companies that have at least one or more of the following corporate governance standards: majority voting for board seats; proportional voting of shares (no super voting or non-voting shares); no anti-takeover measures solely for the purpose of alienating shareholder rights and entrenching management; corporate compliance, conduct and ethics programs; all directors attend at least 75% of the board meetings; executive compensation is performance-based and consistent with shareholders interests and no bundling of voting issues for the purpose of tying issues; and serious consideration of shareholders proposals and advisory proposals that receive a majority vote.

The Adviser may seek to raise ESG issues through proxy voting, dialogue with management and by filing shareholder resolutions. If such shareholder activism does not produce satisfactory results, the Adviser will dispose of investments in companies who have not modified their ESG policies. However, the Fund may continue hold to these investments to allow the Adviser adequate time to sell the security or securities in a commercially reasonable manner at an attractive price. Additionally, the Adviser reviews a company's annual reports, press releases, websites or other publicly available information sources as well as discussions with management and industry sources for positive affirmation that a company generally operates consistently with the Fund's ESG principles.

When making investment decisions the Adviser will consider environmental, social and corporate governance investing principles. The Adviser believes issuers that are sensitive to environmental, social and corporate governance principles could increase their ability to succeed and prosper in the long-term. Such principles may include an issuer's overall record of ethical business practices; respect for human rights; respect for the rights of indigenous peoples to preserve their cultures; ethical treatment of animals; fair treatment of employees and effective equal-employment opportunity policies; commitment to the community and charitable giving; respect for the environment and positive environmental protection policies; respect for the rights of investors; timely, transparent and balanced disclosure; executive compensation is performance-based and consistent with shareholders interests and active and independent oversight. Based on the Adviser's assessment of a company's ESG record, the Adviser will not invest in issuers that, in the Adviser's opinion, have significant involvement in the production or sale of either addictive products, whose abuse can result in substantial health or safety harm including alcohol, gambling and tobacco; military weapons and firearms; nuclear power; or power generated from or biofuels made from food or feed crops.

The Fund is non-diversified under the Investment Company Act of 1940 Act (the "1940 Act"). This means that under the 1940 Act, there are fewer restrictions as to how much the Fund may invest in the securities of any one issuer when compared to a diversified investment company. Non-diversification is part of the Fund's strategy to focus investments in securities of issuers that the Adviser believes have the most attractive valuation.

In general, the Adviser will seek to purchase hard asset securities at attractive valuations. The Adviser believes an attractive valuation exists when an issuer's securities are trading at a discount to the Adviser's estimation of their fundamental intrinsic value or net asset liquidation value. The Adviser sells securities that no longer meet this valuation criteria or if the issuer no longer meets the Adviser's ESG principles.

Principal Investment Risks

Convertible Securities Risks. Convertible securities subject the Fund to the risks associated with both fixed-income securities and equity securities. If a convertible security's investment value is greater then its conversion value, its price will be likely to increase when interest rates fall and decrease when interest rates rise. If the conversion value exceeds the investment value, the price of the convertible security will tend to fluctuate directly with the price of the underlying equity security.

Environmental, Social and Corporate Governance Investing Risk. Because the Adviser will consider ESG investing principles, this will reduce the number of potential investments available to the Fund and the Fund may not perform as well as unrestricted funds. Since the Adviser will considers ESG investing principles, it may choose to sell, or not to purchase, investments that are otherwise consistent with the Fund's investment objective and this may negatively impact the relative financial performance of the Fund.

ETF and Investment Company Risks. ETFs, mutual funds and closed-end funds ("Underlying Funds") are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in other investment companies and may be higher than other mutual funds that invest directly in stocks and bonds. The Fund will also incur brokerage costs when it purchases ETFs and closed-end funds The market value of the ETFs and closed-end funds may differ from their net asset value. Each other investment company and ETF is subject to specific risks, depending on the nature of the fund. The Fund invests in ETFs, mutual funds and closed-end funds. As a result, your cost of investing in a Fund will be higher than the cost of investing directly in ETFs, mutual funds and closed-end funds and may be higher than other mutual funds that invest directly in stocks and bonds. You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund's direct fees and expenses. Additional risks of investing in ETFs, mutual funds and closed-end funds, where noted, are described below:

- *Strategies Risk:* Each Underlying Fund is subject to specific risks, depending on the nature of the fund. These risks could include liquidity risk, sector risk, and foreign currency risk, as well as risks associated with fixed income securities and commodities.

- *ETF Tracking Risk:* Investment in the Fund should be made with the understanding that the ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs' ability to track their applicable indices.

- *Risk Related to Net Asset Value and Market Price:* The market value of the ETF and closed-end shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to net asset value.

- *Expense Risk*: The Fund invests in Underlying Funds. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETF, mutual fund and closed-end fund shares and may be higher than other mutual funds that invest directly in stocks and bonds. You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund's direct fees and expenses.

- *Additional Risk:* The strategy of investing in Underlying Funds could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes you pay. In addition, certain prohibitions on the acquisition of mutual fund shares by the Fund may prevent the Fund from allocating investments in the manner the advisor considers optimal.

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Fixed Income Risks.   When the Fund invests in debt securities or ETFs or other investment companies that own debt securities, the value of your investment in the Fund will fluctuate with changes in a variety of factors.

- **Interest Rate Risk.**   Typically, a rise in interest rates causes a decline in the value of bonds or bond funds owned by the Fund.   In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities.

- **Credit Risk.**   The issuer of a fixed income security may not be able to make interest or principal payments when due.   Generally, the lower the credit quality rating of a security, the greater the risk that the issuer will default on its obligation.

- **Derivative Risk.**   The Fund may invest in structured debt securities that derive their value from hard assets because their returns are linked to the price of a particular hard asset or index of hard asset prices.   Typically, a rise in the price of a hard asset will cause a hard asset-linked bond to rise because its coupon payments and/or principal payments rise.   Consequently, the value of such bonds may be more volatile than other bonds with fixed interest and/or principal payments.

- In general, these fixed income risks could affect the value of a particular investment by the Fund possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.

Foreign Investing Risk.   Because the Fund may invest in depositary receipts including American Depositary Receipts ("ADRs") and ETFs that hold foreign stocks and ADRs, it also is subject to foreign investing risk.   While ADRs are traded on U.S. securities exchanges, they may be available through "sponsored" or "unsponsored" facilities.   In a sponsored ADR arrangement, the foreign issuer assumes the obligation to pay some or all of the depository's transaction fees, whereas in an unsponsored arrangement, the foreign issuer assumes no obligations and the depository's transaction fees are paid directly by the ADR holders.   The depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights with respect to the deposited security.   Foreign investing involves risks not typically associated with U.S. investments. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets.   Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations.   Foreign accounting practices may be less transparent than U.S. accounting practices and foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

Hard Asset Investment Strategy Risk. The Fund pursues a hard asset investment strategy. By investing in securities of hard asset issuers the Fund may underperform other funds which employ a different investment strategy. Hard asset investing carries the risk that the market will not recognize a security's inherent value for a long time, or that a security judged to be undervalued may actually be appropriately priced or even overvalued. When the Fund invests in issuers that derive a large portion of their revenue or profit (directly or indirectly) from commodities, energy, industrial metals, physical infrastructure, natural resources, precious metals, real estate and tangible assets the Fund may be exposed to hard asset-related risks. Hard asset-related risks include production risks caused by unfavorable weather, animal and plant disease, geologic and environmental factors. Hard asset-related risks also include unfavorable changes in government regulation such as tariffs, embargoes or burdensome production rules and restrictions. The value of hard asset-related securities may also be affected by changes in overall market movements, commodity index volatility, changes in interest rates and the global economy. Various studies have suggested that during certain inflationary periods, hard asset investment strategies have produced above-market returns while producing below-market returns during deflationary periods. However, there can be no assurance that these patterns will repeat themselves or that a hard asset investment strategy will produce above- or below-market returns in the future dependent upon the level of inflation or deflation. Additionally, returns from hard assets and hard asset investment strategies may be more volatile than other types or investments and other types of investment strategies.

Management Risk. The Adviser's reliance on fundamental valuation and ESG principles may restrict the Fund's investments to a smaller universe of securities and issuers. Additionally, judgments about the attractiveness, value and potential appreciation of particular security in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. Overall stock and bond market risks may also affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets. The prices of stocks can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions. The Fund's investments may decline in value if the stock markets perform poorly. The prices of bonds can fall in response to rising interest rates. There is also a risk that the Fund's investments will underperform either the securities markets generally or particular segments of the securities markets.

Non-Diversified Risk. As a non-diversified fund, the Fund's portfolio may at times focus on a limited number of investments and will be subject to substantially more investment risk and potential for volatility than a diversified fund. The Fund's share price could fall if the Fund is heavily invested in a particular security and the price of that security falls.

Security Risk. The value of the Fund may decrease in response to the activities and financial prospects of individual securities in the Fund's portfolio. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than that of larger issuers. The value of certain types of securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

Small Capitalization Risk. The value of a small capitalization company stocks may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. These companies may have narrower markets, limited product lines, fewer financial resources, and they may be dependent on a limited management group. Often smaller capitalization companies and the industries in which they are focused are still evolving and, while this may offer better growth potential than larger, more established companies, it also may make them more sensitive to changing market conditions. Small capitalization companies may have returns that can vary, occasionally significantly, from the market in general.

Temporary Investments

From time to time, the Fund may hold all or a portion of its assets in cash or cash equivalents pending investment, when investment opportunities are limited, or in anticipation of, or in an attempt to respond to, adverse market, economic, political or other non-normal conditions. Cash equivalents include certificates of deposit; short term high quality taxable debt securities, money market funds and repurchase agreements. From time to time, cash and cash equivalents may also include foreign securities including short term obligations of foreign governments or other high quality foreign money market instruments or funds. If the Fund invests in the shares of a money market fund or other investment company, the shareholders of the Fund generally will be subject to duplicative management fees. These temporary defensive positions may be inconsistent with a Fund's principal investment strategy and, as a result of engaging in these temporary measures, a Fund may not achieve its investment objective. Under these circumstances, the Fund may not participate in selected financial market advances or declines to the same extent that it would if it had remained fully invested which may limit the Fund's ability to achieve its investment objective.

Portfolio Holdings Disclosure

A description of the Fund's policies regarding the release of portfolio holdings information is available in the Fund's Statement of Additional Information. [The Fund may, from time to time, make available month-end portfolio holdings information on the website www.sgmfunds.com. If month-end portfolio holdings are posted to the website, they are expected to be approximately 30 days old and remain available until new information for the next month is posted. Shareholders may request portfolio holdings schedules at no charge by calling 1-[____]-[____]-[____].]

MANAGEMENT

Investment Adviser

SGM Fund Management LLC, 1165 Park Avenue #12B, New York, NY 10128, is the Fund's investment adviser. The Adviser provides research, security selection, trading and overall portfolio management services to the Fund. Founded in 2008, the Adviser was formed for the purpose of managing the Fund and other investment companies and has no other clients. The Adviser had not previously managed a registered investment company.

The Fund is authorized to pay the Adviser a management fee equal to 0.50% of its average daily net assets and an administration fee equal to 0.50% of its average daily net assets. A discussion regarding the basis of the Board of Trustees' approval of the Investment Advisory Agreement with SGM Fund Management LLC is available in the Fund's semiannual report to shareholders for the period ended June 30, 2009.

The Adviser has contractually agreed to reduce its fees and to reimburse expenses, at least until [April 30, 2011], to ensure that Total Annual Fund Operating Expenses after Fee Waiver and Reimbursement (exclusive of any, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) will not exceed 1.00% of the Fund's average daily net assets. Only the Trustees may terminate this contractual agreement. However, they must give the Adviser 60 days written notice. Fee deferrals and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been deferred or reimbursed) upon Trustee approval if such recoupment can be achieved within the foregoing expense limits. Fee deferral and reimbursement arrangements can decrease the Fund's expenses and boost its performance

The Adviser may pay certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) a fee for providing distribution related services and/or for performing certain administrative servicing functions for Fund shareholders to the extent these institutions are allowed to do so by applicable statute, rule or regulation.

Portfolio Manager

Steven G. Mandis has been the portfolio manager responsible for the day-to-day investment management of the Fund since its inception. Mr. Mandis is founder, President, Chief Compliance Officer and Chief Investment Officer of the Adviser. Mr. Mandis is also Trustee, President, Treasurer and Chief Compliance Officer of SGM Funds. Mr. Mandis has been Chief Investment Officer of the Adviser since the Adviser's inception in 2008. From 2004-2008, Mr. Mandis was Co-Founder, Chief Executive Officer and Chief Investment Officer of Halcyon Structured Asset Management L.P. ("HSAM"), a $5.5 billion in assets under management, SEC-registered investment adviser based in New York City. In addition, Mr. Mandis served on the Board of Directors and Risk Management Committees of Halcyon Asset Management LLC ("HAM"), a $3.5 billion in assets under management, SEC-registered investment adviser and Halcyon Asset-Backed Advisers L.P. ("HAA"), a $500 million in assets under management, SEC-registered investment adviser (HSAM, HAM, HAA and affiliates collectively, "Halcyon"). Prior to joining Halcyon, Mr. Mandis, who had worked at Goldman, Sachs & Co. ("Goldman Sachs") since 1992, acted as a portfolio manager in its Special Situations Investing Group, a multi-billion dollar proprietary investing area within Goldman Sachs' Fixed Income Division. Before joining the Fixed Income Division, Mr. Mandis worked in Goldman Sachs' Principal Investment Area and Mergers & Acquisitions Department. Mr. Mandis received a B.A. with Honors from The University of Chicago.

The Fund's Statement of Additional Information provides information about the compensation received by the portfolio manager, other accounts managed by the portfolio manager and ownership of Fund shares.

HOW SHARES ARE PRICED

The Fund's assets are generally valued at their market value using market quotations. The Fund may use pricing services to determine market value. If market prices are not available or, in the Adviser's opinion, market prices do not reflect fair value, or if an event occurs after the close of trading on the domestic or foreign exchange or market on which the security is principally traded (but prior to the time the NAV is calculated) that materially affects fair value, the Adviser will value the Fund's assets at their fair value according to policies approved by and under supervision of the Fund's Board of Trustees. If trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser may need to price the security using the Fund's fair value pricing guidelines. Without a fair value price, short term traders could take advantage of the arbitrage opportunity and dilute the NAV of long term investors. Securities trading on overseas markets present time zone arbitrage opportunities when events affecting portfolio security values occur after the close of the overseas market, but prior to the close of the U.S. market. Fair valuation of the Fund's portfolio securities can serve to reduce arbitrage opportunities available to short term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund's NAV by short term traders. Fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. The Fund may invest in open-end and closed-end investment companies, as well as ETFs. The Fund's NAV is calculated based, in part, upon the NAV of the underlying investment companies and ETFs in its portfolio, and the prospectuses of those companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.

HOW TO BUY SHARES

OPENING AN ACCOUNT

The Fund is a series of SGM Funds and you may purchase shares directly from SGM Funds. You also may purchase shares through a brokerage firm or other intermediary that has contracted with SGM Funds to sell shares of the Fund. You may be charged a separate fee by the brokerage firm or other intermediary through whom you purchase shares.

If you are investing directly in a Fund for the first time, please call the Fund's transfer agent at 1-877-743-7820 to request a Shareholder Account Application. You will need to establish an account before investing. Be sure to sign up for all the account options that you plan to take advantage of. If you would like to be able to redeem your shares by telephone, you should select this option on your Shareholder Account Application. Doing so when you open your account means that you will not need to complete additional paperwork later.

Your investment in the Fund should be intended as a long-term investment vehicle. The Fund is not designed to provide you with a means of speculating on the short-term fluctuations in the stock market. The Fund reserves the right to reject any purchase request that it regards as disruptive to the efficient management of the Fund, which includes investors with a history of excessive trading. The Fund also reserves the right to stop offering shares at any time.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. This means that when you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We also may ask for other identifying documents or information, and may take additional steps to verify your identity. We may not be able to open your account or complete a transaction for you until we are able to verify your identity.

If you have any questions regarding the Fund, please call 1-877-743-7820.

PURCHASING SHARES

You may buy shares on any business day. This includes any day that the Fund is open for business, other than weekends and days on which the New York Stock Exchange ("NYSE") is closed, including the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

Shares of the Fund are sold at net asset value ("NAV") per share. The NAV generally is calculated as of the close of trading on the NYSE every day the NYSE is open. The NYSE normally closes at 4:00 p.m. Eastern time ("ET"). A Fund's NAV is calculated by taking the total value of the Fund's assets, subtracting its liabilities, and then dividing by the total number of shares outstanding, rounded to the nearest cent.

If you are purchasing directly from SGM Funds, send the completed Shareholder Account Application and a check payable to the Fund in which you are investing to the following address:

> SGM Funds
> c/o Mutual Shareholder Services
> 8000 Town Centre Drive, Suite 400
> Broadview Heights, Ohio 44147-4403

Purchases orders received in "proper form" by the Fund's transfer agent before the close of trading on the NYSE will be effective at the NAV next calculated after your order is received.

To be in proper form, the purchase order must include:

- Fund name and account number;

- Account name(s) and address;

- The dollar amount or number of shares you wish to purchase.

On occasion, the NYSE closes before 4:00 p.m. ET. When that happens, purchase orders received after the NYSE closes will be effective the following business day. The Fund may limit the amount of purchases and refuse to sell to any person.

Method of Payment. All purchases (both initial and subsequent) must be made in U.S. dollars and checks must be drawn on U.S. banks. Cash, credit cards and third party checks will not be accepted. Third party checks and checks drawn on a non-U.S. financial institution will not be accepted, even if payment may be effected through a U.S. financial institution. Checks made payable to any individual or company and endorsed to SGM Funds or the particular Fund are considered third-party checks.

A $20 fee will be charged against your account for any payment check returned to the transfer agent or for any incomplete electronic funds transfer, or for insufficient funds, stop payment, closed account or other reasons. If a check does not clear your bank or the Fund is unable to debit your predesignated bank account on the day of purchase, the Fund reserves the right to cancel the purchase. If your purchase is canceled, you will be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of a decline in the value of the canceled purchase. The Fund (or a Fund agent) has the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share price. Any profit on such cancellation will accrue to the Fund.

If you choose to pay by wire, you must call the Fund's transfer agent, at 1-877-743-7820 to set up your account, to obtain an account number, and obtain instructions on how to complete the wire transfer.

Wire orders will be accepted only on a day on which the Fund, custodian and transfer agent are open for business. A wire purchase will not be considered made until the wired money and the purchase order is received by the Fund. Any delays that may occur in wiring money, including delays that may occur in processing by the banks, are not the responsibility of the Fund or its transfer agent. The Fund presently does not charge a fee for the receipt of wired funds, but the Fund may charge shareholders for this service in the future.

MINIMUM INVESTMENTS

The minimum initial investment is $2,500. If you open an IRA account, the minimum initial investment is $2,500. You are required to maintain a minimum account balance equal to the minimum initial investment in the Fund. Subsequent investments must be at least $1,000.

The Fund reserves the right to change the amount of these minimums from time to time or to waive them in whole or in part for certain accounts. Investment minimums may be higher or lower for investors purchasing shares through a brokerage firm or other financial institution. To the extent investments of individual investors are aggregated into an omnibus account established by an investment adviser, brokerage firm or other intermediary, the account minimums apply to the omnibus account, not to the account of the individual investor.

For accounts sold through brokerage firms and other intermediaries, it is the responsibility of the brokerage firm or intermediary to enforce compliance with investment minimums.

OTHER PURCHASE INFORMATION

If your wire does not clear, you will be responsible for any loss incurred by the Fund. If you are already a shareholder, the Fund can redeem shares from any identically registered account in the Fund as reimbursement for any loss incurred. You may be prohibited or restricted from making future purchases in the Fund.

The Fund may authorize certain brokerage firms and other intermediaries (including their designated correspondents) to accept purchase and redemption orders on its behalf. The Fund is deemed to have received an order when the authorized brokerage firm or other intermediary (including their designated correspondents) receives the order, and the order is processed at the NAV next calculated thereafter. It is the responsibility of the brokerage firm or other intermediary to transmit orders promptly to the Fund's transfer agent.

HOW TO REDEEM SHARES

REDEEMING SHARES

The Fund will not make checks or federal wire transfers payable to any person other than the shareholder(s) of record or a financial intermediary for the benefit of the shareholder(s) of record. If your purchase of Fund shares was made by check, redemption proceeds will not be paid until the purchase check has cleared, which may take up to 15 days. You may redeem your shares on any business day. Redemption orders received in proper form by the Fund's transfer agent or by a brokerage firm or other intermediary selling Fund shares before 4:00 p.m. ET (or before the NYSE closes if the NYSE closes before 4:00 p.m. ET) will be processed at that day's NAV. Your brokerage firm or intermediary may have an earlier cut-off time.

Proper form means your request for redemption must:

- Include the Fund name and account number;

- Include the account name(s) and address;

- State the dollar amount or number of shares you wish to redeem; and

- Be signed by all registered share owner(s) in the exact name(s) and any special capacity in which they are registered.

The Fund may require that the signatures be guaranteed if you request the redemption check be mailed to an address other than the address of record, or if the mailing address has been changed within 30 days of the redemption request. The Fund may also require that signatures be guaranteed for redemptions of $50,000 or more. Signature guarantees are for the protection of shareholders. You can obtain a signature guarantee from most banks and securities dealers, but not from a notary public. All documentation requiring a signature guarantee must utilize a New Technology Medallion stamp. For joint accounts, both signatures must be guaranteed. Please call the transfer agent at 1-877-743-7820 if you have questions regarding signature guarantees. At the discretion of the Fund, you may be required to furnish additional legal documents to insure proper authorization.

Shares of the Fund may be redeemed by mail or telephone. You may receive redemption payments in the form of a check or federal wire transfer. A wire transfer fee of $20 may be charged to defray custodial charges for redemptions paid by wire transfer. Any charges for wire redemptions will be deducted from your account by redemption of shares. If you redeem your shares through a brokerage firm or other intermediary, you may be charged a fee by that institution.

REDEEMING BY MAIL

You may redeem any part of your account in the Fund by mail at no charge. Your request, in proper form, should be addressed to:

> SGM Funds
> c/o Mutual Shareholder Services
> 8000 Town Centre Drive, Suite 400
> Broadview Heights, Ohio 44147-4403

TELEPHONE REDEMPTIONS

You may redeem any part of your account in the Fund by calling the transfer agent at 1-877-743-7820. You must first complete the Optional Telephone Redemption section of the investment application to institute this option. The Fund, the transfer agent and the custodian are not liable for following redemption instructions communicated by telephone to the extent that they reasonably believe the telephone instructions to be genuine. However, if they do not employ reasonable procedures to confirm that telephone instructions are genuine, they may be liable for any losses due to unauthorized or fraudulent instructions. Procedures employed may include recording telephone instructions and requiring a form of personal identification from the caller.

The Fund may terminate the telephone redemption procedures at any time. During periods of extreme market activity it is possible that shareholders may encounter some difficulty in telephoning the Fund, although the transfer agent has never experienced difficulties in receiving and responding to telephone requests for redemptions in a timely fashion. If you are unable to reach the Fund by telephone, you may request a redemption by mail.

REDEMPTIONS-IN-KIND

Generally, all redemptions will be for cash. However, if you redeem shares worth more than $250,000 or 1% of the value of the Fund's assets, the Fund reserves the right to pay all or part of your redemption proceeds in readily marketable securities instead of cash under unusual circumstances in order to protect the interests of remaining shareholders, or to accommodate a request by a particular shareholder. If payment is made in securities, the Fund will value the securities selected in the same manner in which it computes its NAV. This process minimizes the effect of large redemptions on the Fund and its remaining shareholders. In the event that an in-kind distribution is made, you may incur additional expenses, such as the payment of brokerage commissions, on the sale or other disposition of the securities received from the Fund. You will also be exposed to market risk until such time that the securities received are converted into cash.

ADDITIONAL REDEMPTION INFORMATION

If you are not certain of the redemption requirements, please call the transfer agent at 1-877-743-7820. Redemptions specifying a certain date or share price cannot be accepted and will be returned. You will be mailed the proceeds on or before the seventh day following the redemption. You may be assessed a fee if the Fund incurs bank charges because you request that the Fund re-issue a redemption check. Also, when the NYSE is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closing or under any emergency circumstances, as determined by the Securities and Exchange Commission ("SEC"), the Fund may suspend redemptions or postpone payment dates.

Because the Fund incurs certain fixed costs in maintaining shareholder accounts, the Fund may require that you to redeem all of your shares in the Fund upon 30 days written notice if the value of your shares in the Fund is less than $2,500 due to redemption, or such other minimum amount as the Fund may determine from time to time. You may increase the value of your shares in the Fund to the minimum amount within the 30-day period. All shares of the Fund also are subject to involuntary redemption if the Board of Trustees determines to liquidate the Fund. An involuntary redemption will create a capital gain or a capital loss, which may have tax consequences to you and about which you should consult your tax adviser.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

SGM Funds discourage frequent purchases and redemptions of Fund shares, commonly referred to as market timing. Additionally, SGM Funds does not accommodate frequent purchases and redemptions of Fund shares. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges, if available, in an attempt to profit from short term market movements. Market timing may result in dilution of the value of a Fund's shares held by long term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders. Any frequent trading of Fund shares may interfere with efficient management of a Fund's portfolio to a greater degree than funds that invest in only highly liquid securities, in part because a Fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage also may cause dilution in the value of Fund shares held by other shareholders.

The Board of Trustees has adopted a policy directing the Fund to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Fund that indicates market timing. This policy applies to all Fund shareholders. While the Fund attempts to deter market timing, there is no assurance that it will be able to identify and eliminate all market timers. Certain accounts called "omnibus accounts" include multiple shareholders. Omnibus accounts typically provide the Fund with a net purchase or redemption request on any given day. That is, purchasers of Fund shares and redeemers of Fund shares are netted against one another and the identities of individual purchasers and redeemers whose orders are aggregated are not known by a Fund. The netting effect often makes it more difficult for a Fund to detect market timing, and there can be no assurance that the Fund will be able to do so. If brokers maintain omnibus accounts with the Fund, they will provide shareholder transaction information, to the extent known by the broker, to the Fund upon request. If the Fund becomes aware of market timing in an omnibus account it will work with the broker maintaining the omnibus account to identify the shareholder engaging in the market timing activity and will terminate the omnibus relationship if market timing continues.

In addition to charging a 2% redemption fee for shares held less than 60 days, the Fund reserves the right to reject any purchase order, within 2 days of receipt, for any reason, including purchase orders that it does not think are in the best interest of the Fund and its shareholders or if the Fund thinks trading is abusive. Additionally, the Fund may give a shareholder a warning to stop all suspected market timing activities. Subsequently, if the Fund determines that marketing exists and/or persists, the shareholder will be notified that their account is being closed due to market timing activities and the proceeds from the account will be sent to the shareholder.

TAX STATUS, DIVIDENDS AND DISTRIBUTIONS

DIVIDENDS AND DISTRIBUTIONS

The Fund will not make checks or federal wire transfers payable to any person other than the shareholder(s) of record or a financial intermediary for the benefit of the shareholder(s) of record. The Fund typically distributes substantially all of its net investment income in the form of dividends and taxable capital gains to its shareholders. The Fund distributes, or will distribute, dividends and capital gains annually, and expects that distributions will consist primarily of capital gains. These distributions are automatically reinvested in the Fund unless you request cash distributions on your application or through a written request to the Fund. Reinvested dividends and distributions receive the same tax treatment as those paid in cash. If you are interested in changing your election, you may call the Fund's transfer agent at 1-877-743-7820 or send a written notification to:

> SGM Funds
> c/o Mutual Shareholder Services
> 8000 Town Centre Drive, Suite 400
> Broadview Heights, OH 44147

TAXES

In general, selling shares of the Fund and receiving distributions (whether reinvested or taken in cash) are taxable events. Depending on the purchase price and the sale price, you may have a gain or a loss on any shares sold. Any tax liabilities generated by your transactions or by receiving distributions are your responsibility. You may want to avoid making a substantial investment when the Fund is about to make a taxable distribution because you would be responsible for any taxes on the distribution regardless of how long you have owned your shares. The Fund may produce capital gains even if it does not have income to distribute and performance has been poor.

Early each year, the Fund will mail to you a statement setting forth the federal income tax information for all distributions made during the previous year. If you do not provide your taxpayer identification number, your account will be subject to backup withholding.

The tax considerations described in this section do not apply to tax-deferred accounts or other non-taxable entities. Because each investor's tax circumstances are unique, please consult with your tax adviser about your investment.

SHAREHOLDER STATEMENTS AND REPORTS

SGM Funds or your brokerage firm or other intermediary will send you transaction confirmation statements and quarterly account statements. Please review these statements carefully.

To reduce expenses and conserve natural resources, SGM Funds will deliver a single copy of prospectuses and financial reports to individual investors who share a residential address, provided they have the same last name or SGM Funds reasonably believes they are members of the same family. If you would like to receive separate mailings, please call 1-877-743-7820 and SGM Funds will begin individual delivery within 30 days after SGM Funds receives your instructions.

You will receive a financial report from the Fund twice a year, generally in early March and September. In addition, you may periodically receive proxy statements and other reports.

Electronic copies of financial reports and prospectuses are available. To participate (or end your participation) in SGM Funds' electronic delivery program, please complete the appropriate section of the Shareholder Account application or call 1-877-743-7820.

FINANCIAL HIGHLIGHTS

The following table is intended to help you better understand the Fund's financial performance since its inception. Certain information reflects financial results for a single Fund share. Total return represents the rate you would have earned (or lost) on an investment in the Fund's shares, assuming reinvestment of all dividends and distributions. The information for the fiscal period February 27, 2009 (commencement of investment operations) through December 31, 2009 has been audited by [_____, an independent registered public accounting firm, whose report, along with the Fund's financial statements, is included in the annual report, which is available upon request.]

[financial highlights to be supplied by subsequent amendment]

Notice of Privacy Policy and Practices

The following is a description of the Fund's policies regarding disclosure of nonpublic personal information that you provide to the Fund or that the Fund collects from other sources. In the event that you hold shares of the Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with unaffiliated third parties.

Categories of Information the Fund Collects. The Fund collects the following nonpublic personal information about you:

- Information the Fund receives from you on or in applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, assets, income and date of birth); and
- Information about your transactions with the Fund, its affiliates, or others (such as your account number and balance, payment history, parties to transactions, cost basis information, and other financial information).

Categories of Information the Fund Discloses. The Fund does not disclose any nonpublic personal information about its current or former shareholders to unaffiliated third parties, except as required or permitted by law. The Fund is permitted by law to disclose all of the information they collect, as described above, to its service providers (such as the Fund's custodian, administrator and transfer agent) to process your transactions and otherwise provide services to you.

Confidentiality and Security. The Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Fund maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

SGM HARD ASSET FUND

Adviser	**SGM Fund Management LLC** 1165 Park Avenue #12B New York, NY 10128
Legal Counsel	**Thompson Hine LLP** 312 Walnut Street, 14th Floor Cincinnati, Ohio 45202-4089
Transfer Agent	**Mutual Shareholder Services** 8000 Town Centre Drive, Suite 400 Broadview Heights, OH 44147
Custodian	**Huntington National Bank** 41 South High Street Columbus, Ohio 43215

FOR MORE INFORMATION

Several additional sources of information are available to you. The Statement of Additional Information ("SAI"), incorporated into this Prospectus by reference (and therefore legally a part of this Prospectus), contains detailed information on Fund policies and operations, including policies and procedures relating to the disclosure of portfolio holdings by the Fund's affiliates. As of the date of this Prospectus, the Fund is the only series of SGM Funds currently authorized by the Trustees. Annual reports will and semi-annual reports may contain management's discussion of market conditions and investment strategies that significantly affected the performance results as of the Fund as of the latest semi-annual or annual fiscal year end.

Call SGM Funds at 1-877-743-8720 to request free copies of the SAI, the annual report and the semi-annual report, to request other information about the Fund and to make shareholder inquiries. Copies of the Prospectus are available at www.sgmfunds.com.

You may review and copy information about the Fund (including the SAI and other reports) at the Securities and Exchange Commission Public Reference Room in Washington, D.C. Call the SEC at 1-202-551-8090 for room hours and operation. You also may obtain reports and other information about the Fund on the EDGAR Database on the SEC's Internet site at http.//www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street N.E., Washington, D.C. 20549-0102.

Investment Company Act File No. 811-22247